Contact

www.linkedin.com/in/michaelwoolard (LinkedIn)

Michael Woolard

Loving my role at Koia

Los Angeles Metropolitan Area

Experience

Koia
President / CFO
January 2019 - Present (3 years 4 months)
Santa Monica, California

United Consortium
CEO
January 2016 - December 2018 (3 years)
Valencia, CA

Phusion Projects LLC
CFO
February 2014 - August 2015 (1 year 7 months)
640 North Lasalle, Chicago, IL 60654

Optimal Technologies (US), Inc.
CFO
2008 - 2010 (2 years)
Raleigh, NC

Connexion Technologies
VP of Finance
May 2005 - January 2008 (2 years 9 months)

Education

The Ohio State University - The Max M. Fisher College of Business
MBA · (2002 - 2004)